SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                                (Amendment No. 2)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                            CECO ENVIRONMENTAL CORP.
                            ------------------------
                                (Name of Issuer)


                                  Common Stock
                                  -------------
                         (Title of Class of Securities)


                                    125141101
                                    ---------
                                 (CUSIP Number)

                                December 31, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]             Rule 13d-1(b)
     [X]             Rule 13d-1(c)
     [ ]             Rule 13d-1(d)


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CUSIP No. 125141101                                                  Page 2 of 4


1 Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

                           Harvey Sandler Revocable Trust

2    Check the Appropriate Box if a Member of a Group (See Instructions)

                                a. [ ]
                                b. [ ]

3    SEC Use Only

4    Citizenship or Place of Organization

                  Florida


      Number of                5          Sole Voting Power
        Shares                                 1,313,743
     Beneficially                         Shared Voting Power
       Owned By                6               0
         Each                             Sole Dispositive Power
      Reporting                7               1,313,743
        Person                            Shared Dispositive Power
         With                  8               0



9    Aggregate Amount Beneficially Owned by Each Reporting Person
                           1,313,743 shares of Common Stock

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           [   ]

11   Percent of Class Represented By Amount in Row (9)

                           13.2%

12   Type of Reporting Person (See Instructions)

                           OO

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CUSIP No. 125141101                                                  Page 3 of 4


Amendment No. 2 to Schedule 13G

     This Amendment No. 2 to Schedule 13G relating to the common stock of CECO Engironmental Corp. is being filed to reflect the shares of the Issuer's Common Stock benenfically owned by the rpeorting person as of December 31, 2005

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         Harvey Sandler Revocable Trust

        (a) Amount beneficially owned: 1,313,743 shares of Common Stock, $0.01 par value, of CECO Environmental Corp.

        (b)  Percent of class: 13.2%

        (c)  Number of shares as to which the person has:

             i)   Sole power to vote or to direct the vote: 1,313,743 shares

             ii)  Shared power to vote or to direct the vote: 0 shares

             iii) Sole power to dispose or to direct the disposition of:
                  1,313,743 shares

             iv) Shared power to dispose or to direct the disposition of:
                 0 shares


Item 10. Certifications.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP No. 125141101                                                  Page 4 of 4



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2006                     HARVEY SANDLER REVOCABLE TRUST

                                        By:
                                                --------------------------------
                                        Name:   Harvey Sandler
                                        Title:  Sole Trustee